UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41484

TRIPLE FLAG PRECIOUS METALS CORP.

(Translation of the registrant’s name into English)

TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into Triple Flag Precious Metal Corp.’s registration statements on Form F-10 (File No. 333-266940) and Form S-8 (File No. 333-267209).

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the three and nine months ended September 30, 2023
99.2	Unaudited Condensed Interim Consolidated Financial Statements as of and for the three and nine months ended September 30, 2023
99.3	52-109F2 - Certification of Interim Filings - CEO
99.4	52-109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE FLAG PREICOUS METALS CORP.

Date: November 7, 2023	By:	/s/ C. Warren Beil
Name: C. Warren Beil
Title: General Counsel